

January 5, 2012

<u>Via E-mail</u>
Mr. Herbert K. Parker
Executive Vice President and Chief Financial Officer
Harman International Industries, Incorporated
400 Atlantic Street, Suite 1500
Stamford, CT 06901

> **Re: Harman International Industries, Incorporated**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed August 11, 2011**
> **File No. 001-09764**

Dear Mr. Parker:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2011</u>

<u>Business, page 3</u>

<u>Segments, page 3</u>

1. We note that you generally allocate your research and development expenses among your Automotive, Consumer and Professional segments. Please advise why you do not allocate your compensation, benefit and occupancy costs for corporate employees, expenses associated with new technology innovation and your corporate brand identity campaign among your operational segments as well.

Innovation and technological expertise, page 5

2. We note that you "have a cumulative estimated $14.5 billion of future awarded automotive business, which represents the estimated lifetime net sales for all customers." Please expand to discuss what this statement tells your investors about your short-term and long-term revenues and results of operations, including how you use this information. In addition, tell us why such information is not discussed in the Executive Overview section of your MD&A on page 26. We note your risk factor discussion on page 14.

Item 3. Legal Proceedings, page 20

Other Legal Actions, page 22

3. It is not clear whether you consider these other legal actions material legal proceedings. In future filings, please clarify the significance of this disclosure. Please note that if you consider these actions material legal proceedings you should include all the disclosure required by Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Executive Overview, page 26

4. We note the risk factor titled "Expansion into emerging markets" which highlights the importance of emerging markets to the growth of your business. We further note public statements by your Chief Executive Officer that sales in BRIC countries (Brazil, Russia, India and China) grew 68% in fiscal 2011 and 91% during the quarter ended September 30, 2011. Please supplement your disclosure going forward by addressing the effect growth in emerging markets has had on your financials as well as your expectation regarding prospective growth in these markets. See Regulation S-K Item 303(a)(3)(ii).

Liquidity and Capital Resources, page 39

5. Please refer to the third paragraph. Expand to disclose cash and cash equivalents and short-term investments held by your U.S. and foreign subsidiaries in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director